www.KKRreit.com | NYSE: KREF

VIA EDGAR

October 26, 2020

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Real Estate and Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Jeffrey Lewis, Staff Accountant, and Ms. Shannon Menjivar, Accounting Branch Chief

Re:	KKR Real Estate Finance Trust Inc.
Form 10-K for the year ended December 31, 2019
Form 10-Q for the quarterly period ended March 31, 2020
Form 10-Q for the quarterly period ended June 30, 2020
File No. 001-38082

Dear Mr. Lewis and Ms. Menjivar,

KKR Real Estate Finance Trust Inc. (the “Company,” “KREF”, “we” or “our”) is submitting the following response to your comment letter, dated October 14, 2020, regarding the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020.  To assist your review, we have retyped the text of the Staff’s most recent comment in italics below.

www.KKRreit.com | NYSE: KREF

Form 10-Q for the quarterly period ended March 31, 2020
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Core Earnings, page 46

1.          We have considered your response to comment 1 in our letter dated July 20, 2020.  We continue to believe that your presentation of Core Earnings, which excludes the unrealized portion of the provision for credit losses, appears to substitute individually tailored recognition and measurement methods for those of GAAP and could violate Rule 100(b) of Regulation G, as discussed in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please refrain from disclosing this performance measure, or any other performance measures that exclude the provision for credit losses, or portions of the provision for credit losses, in future filings.

Response:

While we respectfully disagree with the Staff’s position that the Company’s current Core Earnings presentation substitutes individually tailored recognition and measurement methods for those of GAAP in violation of Rule 100(b) of Regulation G, as discussed in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, we will refrain from excluding the provision for credit losses, or portions of the provision for credit losses, from our Core Earnings presentation in future filings.  Further to our discussion with the Staff on October 19, 2020, we will implement this reporting change beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2020, and in all subsequent reporting periods.

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We hope the foregoing addresses the Staff’s comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 520-1537.

Sincerely,

/s/ Mostafa Nagaty
Mostafa Nagaty
Chief Financial Officer

cc:	Joseph Kaufman, Simpson Thacher & Bartlett LLP